Mail Stop 3561

May 1, 2007

Cecil Morris
President
Synthenol Inc.
Suite 206, 388 Drake
Vancouver, BC V6B 6A8
Canada

> **Re: Synthenol Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-29219**

Dear Mr. Morris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Report of Independent Public Accounting Firm, page 15

1. We note your current independent accountant placed reliance on the work of another accountant for prior periods presented in your financial statements. Please amend your filing to include the report of your prior independent accountant (i.e. Amisano Hanson) for the prior periods referenced in accordance with Article 2-05 of Regulation S-X.

2. We note you included a statement of operations from discontinued operations as Schedule I on page 22. This schedule appears to be audited. Please advise your auditor to revise their opinion to clearly describe the degree of responsibility they are taking with respect to this schedule. For guidance, please refer to Section 551 of the codification of AICPA Auditing Standards.

Item 8a. Controls and Procedures, page 29

3. You disclose that your disclosure controls and procedures are effective in connection with the filing of this Annual Report on Form 10-KSB for the year ended December 31, 2004. Please revise to (i) disclose your conclusion regarding the effectiveness of the disclosure controls and procedures at December 31, 2006, (ii) refer to either Rule 13a-15(e) or 15d-15(e) of the Exchange Act, not Rule 13(a)-14 as disclosed and (iii) disclose that your evaluation of disclosure controls and procedures was conducted as of the end of the period covered by the report, not upon the filing due date of the report as disclosed.

4. Please revise your disclosure related to internal control over financial reporting to (i) clarify that the assessment report due in respect to internal control over financial reporting is not required of non-accelerated filers prior to fiscal years ending on or after July 15, 2007, not July 15, 2005 as disclosed and (ii) specify the period for which there were no significant changes to your internal controls (i.e. during your last fiscal quarter or your fourth fiscal quarter in the case of your annual report).

Item 14. Principal Accountant Fees and Services, page 35

5. We note that your disclosure of the audit fees paid to Amisano Hanson includes a heading that states: "Amounts for AH are not correct." Please amend your filing to include the correct amount of the audit fees paid to Amisano Hanson for the fiscal years ended December 31, 2006 and December 31, 2005.

Signatures, page 36

6. We note that the signatures of John Page and Cecil Morris are not dated. Please amend your filing to include the date of their signature.

Section 302 Certifications, Exhibits 31.1 and 31.2

7. We note that the Section 302 Certifications signed by John Page and Cecil Morris are not dated. Please amend your filing to include certifications that are dated.

Section 906 Certifications, Exhibits 32.1 and 32.2

8. We note that the Section 906 Certifications signed by John Page and Cecil Morris are not dated. Please amend your filing to include certifications that are dated.

Exchange Act Filings

9. It appears your disposition of Skill Poker.com, Inc. on March 1, 2006 would have required you to file a Form 8-K pursuant to Item 2 thereof. Tell us how you considered the guidance set forth under Item 2 of Form 8-K to support your conclusion not to report this transaction or file an Item 2 Form 8-K immediately along with executed copies of the transaction's underlying agreements.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies